Exhibit (a)(5)
Shay Evron, Acting CEO & CFO Metalink Ltd. Tel: 972-3-7111690 Fax: 972-3-7111691 Shay.Evron@il.gt.com

Metalink Remains Neutral With Respect to
Unsolicited Partial Tender Offer

- Urges each shareholder to make own investment decision and consider various factors -

Tel-Aviv, Israel, January 28, 2016 - Metalink Ltd. (OTCQB: MTLK), announced that today it is filing a Schedule 14D-9 Solicitation/Recommendation Statement (the “Solicitation/Recommendation Statement”) with the Securities and Exchange Commission in response to an unsolicited partial tender offer to acquire 550,000 ordinary shares, par value NIS 1.00 per share (“Shares”), of Metalink, for a net purchase price of $1.30 per Share (the “Offer Price”) in cash made on January 13, 2016 by Top Alpha Capital S.M. Ltd., an Israeli corporation (“Top Alpha”).

The Board of Directors of Metalink (the “Board”) has determined not to make any recommendation to the Metalink shareholders as to whether they should tender their Shares in the tender offer. The Board is expressing no opinion to Metalink shareholders and is remaining neutral with respect to the tender offer. The Solicitation/Recommendation Statement that is being filed today by Metalink with the SEC explains in additional detail the factors considered by the Board in reaching this position. Those factors included, among others:

•
a shareholder’s decision on whether or not to tender Shares in the tender offer and, if so, how many Shares to tender, is a personal investment decision based upon each individual shareholder’s particular circumstances;

•	the Offer Price relative to the current and historic market price for shares of Metalink;

•	Metalink’s financial condition, including its unaudited financial statements for the year ended December 31, 2015 (the “2015 Unaudited Financials”);

•
the Offer Price reflects a company valuation of approximately $3.5 million, whereas, in accordance with the 2015 Unaudited Financials, the Company had approximately $4.6 million in cash and cash equivalents and equity capital of $4.4 million as of December 31, 2015;

•	Top Alpha's plans for Metalink;

•	Top Alpha's plan to purchase additional Shares;

•	strategic alternatives, including voluntary liquidation, that have been considered by the Board; and

•	the effect of the tender offer on the liquidity of the Shares.

As stated in the Solicitation/Recommendation Statement, the Board has determined that a shareholder’s decision on whether or not to tender its Shares in the tender offer and, if so, how many Shares to tender, is a personal investment decision based upon each individual shareholder’s particular circumstances.

To Metalink’s knowledge, after making reasonable inquiry, no executive officer, director, affiliate or subsidiary of Metalink currently intends to tender any of the Shares that are held of record or beneficially owned by such persons pursuant to the tender offer. In addition, the Company was informed that its two principal shareholders, Messrs. Uzi Rosenberg and Tzvi Shukhman, who are also directors of the Company, intend to deliver a Notice of Objection with respect to the Shares they own.

The Board urges each Metalink shareholder to make its own decision regarding the tender offer based on all of the available information, including the adequacy of the Offer Price in light of the shareholder’s own investment objectives, the shareholder’s views as to Metalink’s prospects and outlook, the factors considered by the Board as described in the Solicitation/Recommendation Statement and any other factors that the shareholder deems relevant to its investment decision. The Board also urges each Metalink shareholder to consult with its financial, tax and legal advisors and make such other investigations concerning the tender offer as they deem necessary.

The Board urges each shareholder to read the Solicitation/Recommendation Statement, as well as Top Alpha’s offer to purchase and other offer materials, prior to making any decision regarding the tender offer.

ABOUT METALINK

Metalink shares are quoted on OTCQB under the symbol “MTLK”. For more information, please see our public filings at the SEC's website at www.sec.gov.

NOTICE TO INVESTORS

This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities. A solicitation and offer to buy Shares is being made pursuant to an offer to purchase and related materials that Top Alpha has filed with the Securities and Exchange Commission. Top Alpha has filed a tender offer statement on Schedule TO with the Securities and Exchange Commission and Metalink is filing today the Solicitation/Recommendation Statement with respect to the offer. The tender offer statement on Schedule TO (including the offer to purchase, related letter of transmittal, related notice of objection and other offer documents) and the Solicitation/Recommendation Statement contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. All of these materials (and all other materials filed by Metalink with the Securities and Exchange Commission) are or will be available at no charge from the SEC through its website at www.sec.gov.

SAFE HARBOR STATEMENT

This press release contains “forward looking statements” within the meaning of the United States securities laws. Words such as “aim,” “expect,” “estimate,” “project,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to those set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's Annual Report in Form 20-F. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.